SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jcummins@sidley.com (212) 839-5374	FOUNDED 1866

July 8, 2009

VIA ELECTRONIC FILING AND EMAIL

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attention:  Ms. Rochelle Plesset

Re:	PennyMac Mortgage Investment Trust
Amendment No. 1 to Registration Statement on Form S-11
File No. 333-159460

Dear Sirs and Mesdames:

Reference is hereby made to our telephone conversation with Ms. Rochelle Plesset of the Division of Investment Management, Securities and Exchange Commission (the “Commission”) on July 6, 2009 regarding Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 (File No. 333-159460) of PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (the “Company”).  On behalf of the Company, we hereby submit this correspondence at the request of Ms. Plesset in order to review in detail our analysis of the Company’s exclusion from registration as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), based on the proposed structure of, and assets to be held by, the Company and its subsidiaries following the Company’s initial public offering of common shares of beneficial interest (the “IPO”).

General

The Company does not currently own any assets and has not entered into any agreements to acquire assets.  Following its IPO, the Company intends to act as a holding company for various direct and indirect subsidiaries that will invest primarily in residential mortgage loans, including performing, sub-performing and non-performing mortgage loans.  Based on current market conditions, the Company’s primary focus initially will be on distressed mortgage loans.  Although the Company’s investment strategy will focus primarily on residential mortgage loans, it may invest in other types of assets in its targeted asset classes, including residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), mortgage-related derivatives, policies, instruments and agreements related to mortgage insurance or reinsurance risk and hedging instruments.

The Company intends to conduct substantially all of its operations, and make substantially all of its investments, through its operating partnership, PennyMac Operating Partnership, L.P. (the “Operating Partnership”), which, in turn, intends to conduct substantially all of its operations, and make substantially all of its investments, through to-be-formed subsidiaries of the Operating Partnership.  Please refer to the chart attached as Appendix A hereto reflecting the Company’s organizational structure following the IPO.

The Company intends that neither it nor the Operating Partnership will be subject to regulation under the Investment Company Act following the IPO because the operations and structure of each of them will place them outside the definition of investment company contained in Section 3(a)(1) of the Investment Company Act.  In addition, the Company intends that it and the Operating Partnership will be able to rely upon the exclusion from the definition of “investment company” set forth in Section 3(c)(6) thereof.  Further, the Company intends that none of the Operating Partnership’s subsidiaries will be required to register under the Investment Company Act in reliance on (i) the exclusion set forth in Section 3(c)(6) or Section 3(c)(5)(C) thereof, based on the composition of the assets to be owned by such subsidiaries, as discussed below, or (ii) potentially (but to a far lesser extent), the exception from the definition of “investment company” set forth in Section 3(c)(7) thereof.

Section 3(a)(1) of the Investment Company Act

Each of the Company and the Operating Partnership intends to conduct its business so that it will not be subject to regulation under the Investment Company Act because it will not come within the definition of an investment company under the Investment Company Act.  Under Section 3(a)(1) of the Investment Company Act, an “investment company” means any issuer which:

(A)  Is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B)  Is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C)  Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

For purposes of the foregoing, the term “investment securities” includes all securities except “(A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company” in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.  Moreover, “majority-owned subsidiary” of a person is defined in Section 2(a)(24) of the Investment Company Act as a “company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which . . . is a majority-owned subsidiary of such person.”

The Company will operate primarily as a holding company for a residential mortgage business and will not be engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities.  Rather, through the Operating Partnership and the Operating Partnership’s subsidiaries, the Company will primarily be engaged in the business of its subsidiaries.  More than 60% (in fact, 100%) of the Company’s total assets will consist initially of its holdings in its wholly-owned subsidiaries, the Operating Partnership and PennyMac GP OP, Inc., the entity through which it owns the general partner interest in the Operating Partnership.  Similarly, the Operating Partnership will operate as a holding company, will not be engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities and will primarily be engaged in the business of its subsidiaries.  The Operating Partnership’s assets will consist initially of its holdings in its majority-owned subsidiaries.  Initially, it is contemplated that all such subsidiaries would be wholly-owned, although the Operating Partnership may establish majority-owned or other subsidiaries if a business purpose arises during the course of its operations that would require such subsidiaries.  However, the Company intends that wholly-owned and majority-owned subsidiaries that themselves are not relying on Section 3(c)(1) or Section 3(c)(7) would comprise more than 60% of the Operating Partnership’s total assets on an unconsolidated basis.  As a result, neither the Operating Partnership nor the Company will be deemed to be an investment company.

Section 3(c)(6) and Section 3(c)(5)(C) of the Investment Company Act

The Company and the Operating Partnership also may rely upon the exclusion provided in Section 3(c)(6) of the Investment Company Act.  In addition, it is contemplated that certain subsidiaries of the Operating Partnership will not be investment companies in reliance on the exclusion set forth in Section 3(c)(6) or Section 3(c)(5)(C) of the Investment Company Act (each, a “3(c)(5)(C) Subsidiary”).  Section 3(c)(6) provides an exclusion from the definition of “investment company” for:

any company primarily engaged, directly, or indirectly through majority-owned subsidiaries, in one or more of the businesses described in . . . [Sections 3(c)(3), 3(c)(4) and 3(c)(5)]. . . .

Section 3(c)(5)(C) provides an exclusion from the definition of “investment company” for:

any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in. . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

Section 3(c)(5)(C), as interpreted by the staff of the Commission, will require each subsidiary relying on such exclusion to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“Qualifying Real Estate Assets”) and at least 80% of its assets in Qualifying Real Estate Assets plus real estate-related assets (“Real Estate-Related Assets”).  The staff has previously indicated that it would regard as Qualifying Real Estate

Assets for purposes of Section 3(c)(5)(C) a fee interest in real estate,1 a whole mortgage loan that is fully secured by real property2 and whole pool agency certificates.3  The staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Real Estate Assets.4  In addition, the staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Real Estate Asset if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the event of a default,5 or to control the process of foreclosure.6  The staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.7  The staff has also granted no-action assurance to permit partial pool agency certificates or residual interests in a pool of mortgage loans or agency certificates to be classified as Real Estate-Related Assets for purposes of Section 3(c)(5)(C).8

Currently, the Company does not have any operations and no subsidiaries have been formed.  It is anticipated that once operations commence, the 3(c)(5)(C) Subsidiaries will invest primarily in residential mortgage loans.  However, the assets of the 3(c)(5)(C) Subsidiaries may also consist of non-U.S. government agency RMBS, U.S. government agency RMBS, CMBS, mortgage-related derivatives, policies, instruments and agreements related to mortgage insurance or reinsurance risk and hedging instruments.  To ensure that each 3(c)(5)(C) Subsidiary is and remains eligible for the exclusion provided by Section 3(c)(5)(C) (or Section 3(c)(6)), the Company intends that each such subsidiary will make investments of the types listed above consistent with the limits the staff has established in no-action letters.  Accordingly, the Company intends to classify the assets in which the 3(c)(5)(C) Subsidiaries will invest in accordance with the following, subject to changes in the staff’s interpretation of Section 3(c)(5)(C).

Mortgage Loans.  The Company intends to classify mortgage loans as Qualifying Real Estate Assets, where the loans are “fully secured” by an interest in real estate.  That is, if the value of the loan is equal to or less than 100% of the value of the real estate collateral, then the Company will consider the mortgage loan a Qualifying Real Estate Asset. To the extent that the value of the loan is in excess of 100% of the value of the real estate collateral, the Company intends to classify only the portion of the value of the loan that does not exceed the value of the real estate collateral as a Qualifying Real Estate Asset and the excess will be classified as a Real Estate-Related Asset.

1 See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).

2 See, e.g., Merrill, Lynch, Pierce, Fenner & Smith, SEC No-Action Letter (pub. avail. Nov. 4, 1981).

3 See, e.g., American Home Finance Corp., SEC No-Action Letter (pub. avail. Apr. 9, 1991).

4 See, e.g., Premier Mortgage Corp., SEC No-Action Letter (pub. avail. Mar. 14, 1983).

5 See Northwestern Ohio Building & Construction Trades Foundation, SEC No-Action Letter (pub. avail. May 21, 1984).

6 See, e.g., The Federal Home Loan Mortgage Corp., SEC No-Action Letter (pub. avail. June 14, 1985).

7 See MGIC Mortgage Corporation, SEC No-Action Letter (pub. avail. Aug. 1, 1974).

8 See, e.g., HOME Investors Trust, SEC No-Action Letter (pub. avail. Sept. 29, 1989); Guaranteed Mortgage Corp. II (pub. avail. Jan. 9, 1984).

As disclosed in Amendment No. 1, the Company intends to seek investment opportunities in residential mortgage loans from several sources, including initially liquidations by the Federal Deposit Insurance Corporation (the “FDIC”) of portfolios of residential mortgage loans of failed depository institutions.  The structures through which a 3(c)(5)(C) Subsidiary would acquire these types of assets, if any, may vary.  For example, in December 2008, the two private fund vehicles (the “PennyMac funds”) currently managed by PNMAC Capital Management, LLC, the Company’s proposed external manager (“PCM”), completed the acquisition of a pool of performing and non-performing residential mortgage loans with an unpaid principal balance of approximately $558 million from the FDIC as the receiver for the First National Bank of Nevada.  Under the terms of the transaction, the PennyMac funds each acquired 100% of the interests in separate classes of interests of a newly-formed limited liability company which, in turn, acquired all of the ownership interest in a limited liability company formed by the FDIC to hold the pool of loans.  The separate classes of interests represent the entire interest in certain identified loans in the underlying pool owned by the limited liability company formed by the FDIC.  The FDIC retained a participation interest in the entity that holds the loans entitling it to a percentage of the proceeds from the loans, which participation interest will be reduced after proceeds reach a certain threshold.  PCM manages the pool and PennyMac Loan Services, LLC, the Company’s proposed loan servicer, provides primary and special servicing to the loans.  The foregoing illustrates a potential structure that may be utilized by the Company in similar acquisitions of mortgage loans from the FDIC; however, there can be no assurance that the FDIC will employ similar structures in the future or that the Company, through the Operating Partnership’s subsidiaries, will acquire any loans from the FDIC in this or any other structure.  If a 3(c)(5)(C) Subsidiary acquires mortgage loans along with the PennyMac funds in a similar structure, the Company intends to treat the 100% interest in the separate class of interests of the limited liability company as a Qualifying Real Estate Asset.

To the extent available, the Company may also seek to acquire and finance investment opportunities in mortgage loans through participation in the Legacy Loans Program of the U.S. Treasury’s Public-Private Investment Program.  Although certain aspects of the Legacy Loans Program have been announced by the U.S. Treasury, it is understood that the program may be established with different terms or it may not be established at all.  In addition, a number of details regarding the Legacy Loans Program have not been announced.  As a result, in the event the program is established, although the Company will attempt to structure acquisitions of mortgage loans through the Legacy Loans Program, if any, in a manner that will allow the Company to treat a 3(c)(5)(C) Subsidiary’s interests in the Legacy Loans Program as Qualifying Real Estate Assets, its ability to do so will depend upon the final terms of the program and the transaction structures available thereunder.  However, at this point in time the final structure of any acquisition and financing under the Legacy Loans Program cannot be predicted and, as a result, the analysis thereof under the Investment Company Act is not determinable.

RMBS Agency Whole Pool Certificates.  The Company intends to classify RMBS that are agency whole pool certificates issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae that represent the entire beneficial interest in the underlying pool of mortgage loans as Qualifying Real Estate Assets.  U.S. government agency certificates that represent less than the entire beneficial interest in the underlying mortgage loans will be classified as Real Estate-Related Assets.

Other RMBS.  The Company intends to classify a 3(c)(5)(C) Subsidiary’s ownership interest in pools of whole loan RMBS, in cases in which such 3(c)(5)(C) Subsidiary acquires the entire beneficial interest in a particular pool, as Qualifying Real Estate Assets.

A 3(c)(5)(C) Subsidiary may also invest in other types of RMBS, which the Company will not classify as Qualifying Real Estate Assets for purposes of determining such 3(c)(5)(C) Subsidiary’s eligibility for the exclusion provided by Section 3(c)(5)(C) (or Section 3(c)(6)) unless the treatment is consistent with guidance of the staff.  In the absence of guidance of the staff that otherwise supports the treatment of such investments as Qualifying Real Estate Assets, the Company will classify such investments as Real Estate-Related Assets or miscellaneous assets, as appropriate.

CMBS.  Although the Company’s initial focus includes residential mortgage loans and related assets, its targeted assets include CMBS.  If the Company modifies its initial focus and acquires CMBS, the Company generally intends to classify CMBS as Real Estate-Related Assets.  The Company will classify CMBS as Qualifying Real Estate Assets only where it determines that those assets are the “functional equivalent” of owning mortgage loans, which will depend, among other things, on whether a Section 3(c)(5)(C) Subsidiary has unilateral foreclosure rights with respect to the underlying real estate collateral.  In particular, where a 3(c)(5)(C) Subsidiary acquires 100% of the controlling class of a CMBS issuance, the Company will consider the controlling class to be a Qualifying Real Estate Asset because the 3(c)(5)(C) Subsidiary has the ability to cause foreclosure of the mortgages underlying the CMBS issuance.  In addition, when a 3(c)(5)(C) Subsidiary acquires 100% of the controlling class of a CMBS issuance and 100% of sequentially contiguous non-investment grade classes of the same CMBS issuance, it will have the same legal and economic experience as if it had purchased the pool of mortgages underlying the CMBS and partially capitalized such purchase by issuing the investment grade classes of CMBS.  Consequently, in addition to the controlling class, the Company will consider each non-investment grade class that a 3(c)(5)(C) Subsidiary acquires that is senior to the controlling class to be a Qualifying Real Estate Asset, provided that (i) such 3(c)(5)(C) Subsidiary acquires 100% of such a class and 100% of the respective controlling class, (ii) each such class is sequentially contiguous with the controlling class and (iii) each such class is entitled to exercise all rights of the initial controlling class, including foreclosure rights, if it becomes the controlling class.  (The Company intends to revise the disclosure on page 109 of Amendment No. 1 to indicate its intended treatment of CMBS, as reflected in the foregoing paragraph.)

Other Assets.  Based on the Company’s understanding of the staff’s current interpretations of Section 3(c)(5)(C), the other types of investments in the Company’s targeted asset classes, consisting of mortgage-related derivatives, policies, instruments and agreements related to mortgage insurance or reinsurance risk and hedging instruments, are generally not expected to be treated as Qualifying Real Estate Assets or Real Estate-Related Assets.

*              *              *              *              *

Please do not hesitate to contact the undersigned with any questions on this matter at (212) 839-5374 or Edward J. Fine at (212) 839-5395.  Thank you.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:                            Jeff Grogin, PennyMac Mortgage Investment Trust
Patrick S. Brown, Sullivan & Cromwell LLP
John E. Baumgardner, Jr., Sullivan & Cromwell LLP
Brian M. Kaplowitz

Appendix A

PENNYMAC MORTGAGE INVESTMENT TRUST

ORGANIZATIONAL CHART

A-1